ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

April 24, 2017	Nathan Briggs T +1 202-626-3909 F +1 202-383-9308 nathan.briggs@ropesgray.com

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn: Alison White

Re:	Homestead Funds, Inc. (the “Registrant”) File Nos. 811-06136; 33-35788

Dear Ms. White:

          This letter is being filed to respond to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 27, 2017, regarding the Registrant’s Post-Effective Amendment (“PEA”) No. 65 to its registration statement.  PEA No. 65 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on March 2, 2017.  The Registrant is filing PEA No. 66 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

A summary of the Staff’s comments, and the Registrant’s responses thereto, are set forth below.

Prospectus

1.
Comment: Please remove or relocate the reference to the voluntary fee waiver in the footnote to the Annual Fund Operating Expenses table for the Daily Income Fund as it is neither required nor permitted by Form N-1A.

Response: The requested change has been made.

2.
Comment: Under “Daily Income Fund – Principal Investment Strategies,” the last sentence refers to “dollar-weighted average maturity.” Please include a definition of “dollar-weighted average maturity” in the Prospectus.

Response: The requested change has been made.  The relevant disclosure has been revised as follows:

The Fund maintains a dollar-weighted average maturity, which is derived by multiplying the market value of each investment by the time remaining to its expected maturity, adding these calculations, and then dividing the total by the value of a Fund’s portfolio, of 60 days or less and a dollar-weighted average life, which reflects the average time it takes for a dollar of principal of the security to be repaid, of 120 days or less.

3.
Comment: Under “Short-Term Government Securities Fund – Principal Investment Strategies,” the disclosure states that the Fund may invest in commercial paper. Please add corresponding risk disclosure under Principals Risks such as that included for the Short-Term Bond Fund.

Response: The requested change has been made.

4.
Comment: Under “Short-Term Government Securities Fund – Principal Investment Strategies,” the disclosure states that the Fund may invest in mortgage pass-through securities and collateralized mortgage obligations. Please consider adding corresponding risk disclosure specific to these instruments.

Response: The requested change has been made.

5.	Comment: Under “Stock Index Fund – Principal Investment Strategies,” please specify when and how often the Master Portfolio’s portfolio will be rebalanced.

Response: The Registrant has added disclosure in response to this comment regarding when and how often the Master Portfolio rebalances its portfolio to reflect changes in the Index.

6.	Comment: Please confirm that the Stock Index Fund does not have an investment adviser or disclose the name of the adviser under “Stock Index Fund – Fund Management.”

Response: The Registrant confirms that the Stock Index Fund does not have an investment adviser.  RE Advisers Corporation (“RE Advisers”) serves as the administrator for the Stock Index Fund.

7.
Comment: Under “Growth Fund – Principal Investment Strategies,” the disclosure states that the Fund may invest in foreign stocks. Please add corresponding risk disclosure or remove the reference to foreign stocks from the strategy.

Response: The requested change has been made. The Registrant has added Foreign Risk under “Growth Fund – Principal Risks.”

8.	Comment: Please add disclosure stating that the Growth Fund is non-diversified or remove Non-Diversified Risk from the Fund’s list of principal risks.

Response: The Fund has removed Non-Diversified Risk from its principal risks as it is no longer managed as a non-diversified fund.

9.
Comment: Under “Small-Company Stock Fund – Principal Investment Strategies,” the disclosure states that the Fund may invest in other investment companies. Please confirm that Acquired Fund Fees and Expenses will be reflected in the Fund’s Annual Fund Operating Expenses table in accordance with Form N-1A.

Response: The Registrant confirms that the Fund’s expense table will reflect any Acquired Fund Fees and Expenses, including a separate line item if required by Form N-1A.

10.
Comment: Under “Small-Company Stock Fund – Principal Investment Strategies,” the disclosure states that, “[u]p to 20% of the Fund’s assets may be invested in other types of securities including: short-term debt securities; money market securities; other investment companies, including open-end funds, closed-end funds and exchange-traded funds; U.S. dollar-denominated securities of foreign issuers; and investment-grade debt securities convertible into or exchangeable for common stocks.”  Please add risk disclosure corresponding to each instrument listed in this sentence.

Response: The requested change has been made.

11.
Comment: Under “International Equity Fund – Principal Investment Strategies,” the disclosure states that the Fund invests in rights, warrants and convertible securities.  Please add corresponding risk disclosure to the Fund’s Principal Risks or, to the extent such instruments are not principal investment strategies of the Fund, please remove references to these instruments from this section of the Prospectus.

Response: Although the Fund may invest in rights, warrants and convertibles as part of the larger universe of investments that may count towards satisfying the Fund’s 80% test, investing in rights, warrants and convertibles is not properly a principal investment strategy of the Fund and does not constitute a principal investment risk of the Fund.  The Fund retains flexibility to invest such instruments at any time. Accordingly, the Registrant respectfully declines to remove references to these instruments from the Fund’s principal investment strategies.

12.
Comment: Under “International Equity Fund – Principal Investment Strategies,” the disclosure states that the Fund may invest in depositary receipts. Please add corresponding risk disclosure specific to these instruments.

Response: The requested change has been made.

13.
Comment: Under “Additional Information About the Funds – International Equity Fund,” the disclosure lists factors bearing on whether a company is considered to be based outside of the United States, including “(1) whether it is legally domiciled outside the United States; (2) the extent to which it conducts its business, as measured by the location of its sales, earnings, assets, or production, outside the United States; or (3) whether it has the principal exchange listing for its securities outside the United States.” Please explain supplementally how these factors are consistent with Rule 35d-1 and related Commission guidance that the investments be “tied economically” to a number of countries throughout the world.

Response: For the avoidance of doubt, the Registrant notes that the Fund’s name is not subject to Rule 35d-1 as a result of the use of the term “international” in its name.  However, consistent with related guidance from the Staff, the Registrant has revised its disclosure as follows:

A company is considered to be “based” outside of the United States if it is economically tied to a country outside the United States. Factors bearing on whether a company is considered to be economically tied to a country ~~“based”~~ outside the United States ~~may~~ include: (1) ~~whether~~ it is legally domiciled outside the United States; (2) ~~the extent to which it conducts its business~~it conducts at least 50% of its business, as measured by the location of its sales, earnings, assets, or production, outside the United States; or (3) ~~whether~~ it has the principal exchange listing for its securities outside the United States.

14.
Comment: Under “Additional Information About the Funds – International Equity Fund,” the disclosure states that “[f]actors bearing on whether a company is considered to be ‘based’ outside the United States may include:..” If other factors may also be considered when determining whether a company is considered to be based outside of the United States, please disclose them in the Prospectus as well.

Response: The requested change has been made.  Please see the response to Comment 13 above.

15.	Comment: If appropriate, please update the table under “Description of Fund Risks” so that Investments in Other Investment Companies is listed as a risk for the Small-Company Stock Fund.

Response: The requested change has been made.

16.
Comment: Please explain supplementally why the contractual expense limitation for the Short-Term Government Securities Fund is not reflected in the Fund’s Annual Fund Operating Expenses or revise the Annual Fund Operating Expenses to reflect the expense limitation.

Response: The Registrant has revised the Short-Term Government Securities Fund’s Annual Fund Operating Expenses to reflect the contractual expense limitation.

17.	Comment: Under “Management of the Funds – Investment Adviser For The Master Portfolio of the Stock Index Fund,” please define “Independent Trustees.”

Response: The requested change has been made.

Statement of Additional Information (“SAI”)

18.
Comment: Under “Fundamental Investment Restrictions”  the disclosure states that, “[t]he International Equity Fund may not: (2) Purchase securities (other than securities of the U.S. Government, its agencies or instrumentalities) if, as a result of such purchase, more than 25% of the Fund’s total assets would be invested in any one industry; provided that this limitation does not apply to the extent that the Fund could be deemed to be invested in one industry by investing all of its assets in one investment company.” Please note that with respect to concentration, it is the Staff’s position that, to the extent a fund can determine that an underlying fund is concentrated in a particular industry, it should consider the underlying fund’s holdings in determining compliance with its own concentration policies. (For example, if an underlying fund has a name requiring an 80% policy in a particular industry, a Fund should consider at least 80% of its investment in that fund will be in that industry; or if an underlying fund has a concentration policy requiring it to invest 25% in an industry, a fund should consider that 25% of its assets in that fund will be in the industry.)

Response: The Registrant confirms that, to the extent practicable, the Fund will consider the underlying funds’ investment policies for purposes of the Fund’s industry concentration policy.

19.	Comment: Under “Directors and Management of Homestead Funds – Biographical Information,” please define “Trust.”

Response: The requested change has been made. The Registrant has added the defined term on page 2 of the SAI.

20.
Comment: Under “Portfolio Managers – RE Advisers – Compensation of Portfolio Managers,” please specify the benchmarks used to determine variable pay of the portfolio managers per Item 20(b) of Form N-1A.

Response: The requested change has been made.

* * * * *

We believe that this submission fully responds to your comments.  Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Danielle C. Sieverling
Bryan Chegwidden, Esq.